September 1, 2015

VIA EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:  Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 20, 2015

File No. 001-15030

Response to Staff Comment Letter dated August 18, 2015

Dear Ms. Jenkins:

By letter dated August 18, 2015, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2014 (the “2014 Form 20-F”).  This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Fiscal Year Ended 2014

Operating and Financial Review and Prospects, page 80

Results of Operations, page 86

Comment 1:

We note that throughout your discussion of your results of operations, you attribute decreases in your operating costs and expenses to the depreciation of the Brazilian real against the U.S. dollar. Please confirm that you will expand your discussion in future filings to quantify the impact of changes in foreign currency translation rates to provide investors with a better understanding of your results of operations. Please provide us with your planned disclosure to be included in future filings based on a comparison of fiscal 2014 and 2013.

Response:

We will expand our discussion in future filings to quantify the impact of changes in foreign currency translation rates where such impact is material. The revised discussion, if it had been included in Operating and Financial Review and Prospects – Results of Operations of the 2014 Form 20-F, would have been similar to the disclosure included in Annex A attached hereto. While we may revise the presentation of our operating and financial review and prospects in future filings, we will provide information concerning the material impact of changes in exchange rates equivalent to Annex A attached hereto.

Financial Statements

Notes to Consolidated Financial Statements, page F-14

Note 12. Investments, page F-45

Comment 2:

Please expand your disclosure in future filings to define “adjusted stockholders equity,” “adjusted operating results” and “adjusted net income” related to your subsidiary and affiliate results. Please also tell us what these measures represent and how the measures are used. Provide your proposed disclosure with your response.

Response:

In future filings, we will delete the word “adjusted” in each of those captions. The word “adjusted” was intended to convey that the figures presented may differ from those reported in the standalone financial statements of some of our subsidiaries and affiliates; however, the information in the table is prepared in accordance with IFRS and the accounting principles otherwise applied by Vale.

Note 15. Impairment, page F-49

Comment 3:

We note your accounting policy indicates that you assess whether there is evidence that the carrying amount of long-live non-financial assets are impaired at each reporting date. In 2014, you recognized impairments relating to your Australian coal assets of $343 million, your fertilizer assets in Brazil of $1.053 billion, your nickel assets in New Caledonia of $238 million and the VBG’s assets in Simandou of $1.135 billion. Please tell us whether you determined that the significant decline in iron ore prices during 2014 represented an indicator of impairment and how you considered paragraphs 9 and 12 of IAS36 in making this assessment. Please also clarify whether you performed an impairment test on any of your iron ore assets other than your investment in VBG in 2014. To the extent that you did not perform impairment tests of your iron ore assets, please tell us why you believe testing was not necessary.

Response:

During our preparation of the 2014 financial statements, we determined that the significant decline in iron ore prices represented an indicator of impairment. We assessed paragraphs 9 and 12 of IAS 36, including external and internal sources of information, to reach that conclusion. Accordingly, we performed impairment tests on all of our cash-

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generating units related to the iron ore business and concluded that other than the VBG asset no impairment of assets was required.

Note 16. Loans and financing, page F-52

c) Guarantees, page F-54

Comment 4:

We note your disclosure indicating that debt securities issued through your wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale. Please revise to clarify whether these wholly owned finance subsidiaries are 100% owned finance subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Response:

In future filings, we will revise our disclosure to use the term “100%-owned” rather than the term “wholly-owned” to describe our finance subsidiaries.

Note 20. Income taxes, page F-59

Comment 5:

We note your income tax rate reconciliation indicates that tax rate differentials on earnings of companies overseas have had a significant impact on your effective tax rate. Please provide disclosure in future filings that explains how having earnings in countries where you have different statutory tax rates impacts your effective income tax rate and obligations. To the extent that specific countries have had a significant impact on your effective tax rate, please disclose this information and discuss how potential changes in such countries’ operations may impact your results of operations. Please provide your proposed disclosure with your response. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:

We will expand our discussion in future filings to improve our comments on how our effective tax rate would be affected by different statutory rates in countries where we operate. The revised discussion, if it had been included in Operating and Financial Review and Prospects – Results of Operations – Income Taxes – 2014 compared to 2013 on page 93 of the 2014 Form 20-F, would have an additional paragraph following the first as follows:

In 2014, we also had losses, particularly due to the decline in commodities prices, in foreign jurisdictions where statutory tax rates range from 3% to 25%. As discussed above under “Recent Changes in Brazilian Tax Laws,” starting in 2015, new tax legislation provides that income of our subsidiaries outside Brazil will be recognized for tax purposes on an accrual basis applying Brazilian statutory tax rates after offsetting losses of each subsidiary. Income tax paid outside Brazil will be credited against any resulting taxes due in Brazil. Accordingly, we do not expect the

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effective tax rate in future years to reflect significant impacts from statutory tax rates applicable to foreign subsidiaries. The new legislation is still subject to subsequent clarification of the application of the law.

In future filings we may revise the presentation of our operating and financial review and prospects, for example to reflect rules subsequently adopted by the Brazilian tax authorities, but we will not provide less information than the proposed disclosure above.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2014 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc: Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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Annex A

Operating and Financial Review and Prospects – Results of Operations – Cost of goods sold and services rendered, page 88 of the 2014 Form 20-F

2014 compared to 2013. In 2014, our cost of goods sold was US$25.064 billion, an increase of 3.4%, or US$819 million, compared to 2013, mainly due to higher volumes sold, partially offset by a net gain in nominal exchange rate variations.

•	Maintenance, materials and services decreased 2.1%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar ~~and~~. On a constant currency basis, maintenance, materials and services increased 3.4%, primarily resulting from the early incurrence of maintenance costs to prepare for additional increases in iron ore production volumes (particularly in connection with the N4WS mine pit in Carajás), partially offset by the suspension of Integra and Isaac Plains coal mines in Australia.
•	Energy costs decreased 9.2%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar. ~~This effect~~On a constant currency basis, energy costs decreased 2.7%. The decrease reflected a fall in the price of oil but was partially offset by the ramp-up of Salobo and Onça Puma.
•	Costs of purchasing products from third parties increased 14.4%, primarily driven by increased purchases of nickel to meet some customer demand.
•	Personnel costs decreased 6.6%, primarily due to the depreciation of the Brazilian real against the U.S. dollar. On a constant currency basis, personnel costs decreased 1.0%, primarily reflecting the suspension of Integra and Isaac Plans discussed above , partially offset by a 5.4% increase in wages.

•        Depreciation and depletion increased 3.5% mainly reflecting the ramp-up of Serra Leste, Long Harbor, Salobo II, and Tubarão VIII pellet plant, partially offset by the depreciation of the Brazilian real against the U.S. dollar. On a constant currency basis, depreciation and depletion increased 9.0%.

•	Freight costs increased 12.6%, primarily due to the 15% increased volume of iron ore and iron ore pellets we sold on a CFR basis.

•         Other costs of goods sold, which consist mainly of leasing fees relating to our joint venture pelletizing assets, demurrage and royalties, increased 31.7% in 2014, mainly due to a US$199 million increase in leasing costs of pellet plant facilities, as a consequence of price adjustment based on pellet premiums and production.

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Operating and Financial Review and Prospects – Results of Operations – Selling, general and administrative expenses, page 89 of the 2014 Form 20-F

2014 compared to 2013. In 2014, selling, general and administrative expenses decreased 15.6%, or US$203 million, ~~mainly~~partly as a result of the depreciation of the Brazilian real against the U.S. dollar ~~and~~. On a constant currency basis, selling, general and administrative expenses decreased 9.8%, primarily reflecting the continuation of our efforts to simplify our organizational structure, which were partially offset by the effects of a new two-year collective bargaining agreement in Brazil that increased wages by 5.4%.

Operating and Financial Review and Prospects – Results of Operations – Research and development expenses, page 90 of the 2014 Form 20-F

2014 compared to 2013. In 2014, research and development expenses decreased 8.4%, partly as a result of the depreciation of the Brazilian real against the U.S. dollar. On a constant currency basis, research and development expenses decreased 3.0%, as we focused our research on brownfield projects and productivity-focused research, rather than greenfield projects. ~~The depreciation of the Brazilian real against the U.S. dollar also contributed to the decrease.~~

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